Exhibit (a)(1)(J)

Subject: Confirmation of Option Exchange Election

Dear [Employee]:

The Company’s records indicate that you have made the following election to exchange eligible options pursuant to the ZipRealty, Inc. Option Exchange Program:

Eligible Option Grant No.	Grant Date of Eligible Option	Exercise Price per Share of Eligible Option	Outstanding Shares Subject to Eligible Option	Expiration Date of Eligible Option	Exchange Election
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No

If the above does not reflect your intent, you must log back in to the option exchange program website to withdraw or change your election no later than the exchange offer deadline; which is 9:00 p.m., Pacific Time, on July 24, 2009, unless the Company extends the deadline. In addition, if you change your mind regarding your election, you must log on to the option exchange program website by the deadline to withdraw or change your existing election.

To access the option exchange program website, go to the following link: https://ziprealty.equitybenefits.com.

If you have any questions about how to make an election, please send an email to zip@sos-team.com or call [******]. If you have questions about whether or not to make an election, please review the Offering Materials and consult with your financial, legal, and tax advisors.

Please save a copy of this email for your records.